Exhibit 12.1

CAMPUS CREST COMMUNITIES, INC. AND

CAMPUS CREST COMMUNITIES PREDECESSOR

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	The Company						Predecessor
					Period October 19,		Period January 1,
	Year Ended		Year Ended		2010 through		2010 through		Year Ended	Year Ended
	December 31,		December 31,		December 31,		October 18,		December 31,	December 31,
	2012		2011		2010(1)		2010(1)		2009	2008
	(dollars in thousands)
Earnings:
Income before taxes, noncontrolling interests and equity in earnings (loss) of unconsolidated subsidiaries	$10,793	(2)	$5,409	(3)	$(1,442	)(4)	$(20,393)		$(17,164)	$(26,097)
Add: Fixed charges	20,882		10,176		4,289		21,769		17,080	17,533
Add: Amortization of capitalized interest(5)	113		53		1		113		137	127
Less: Capitalized interest	(2,385)		(1,950)		(175)		(85)		(381)	(1,789)
Total earnings (loss)	$29,403		$13,688		$2,673		$1,404		$(328)	$(10,226)

Combined fixed charges and preferred stock dividends:
Interest expense	$11,545		$6,888		$2,519		$20,836		$15,871	$14,946
Capitalized interest	2,385		1,950		175		85		381	1,789
Amortization of deferred financing costs	2,838		1,338		1,595		848		828	798
Dividends on preferred stock(6)	4,114		-		-		-		-	-
Combined fixed charges and preferred stock dividends	$20,882		$10,176		$4,289		$21,769		$17,080	$17,533

Ratio of earnings to combined fixed charges and preferred stock dividends(7)	1.41	x	1.35	x	0.62	x	0.06	x	- (8)	- (8)

(1)	Our initial public offering was completed October 19, 2010.
(2)	Includes non-cash gain of approximately $6.6 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at Moscow and The Grove at Valdosta, which if excluded would result in a ratio of earnings to fixed charges of 1.09x
(3)	Includes non-cash gain of approximately $3.2 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at Huntsville and The Grove at Statesboro, which if excluded would result in a ratio of earnings to fixed charges of 1.03x.
(4)	Includes non-cash gain of approximately $0.6 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at San Marcos, which if excluded would result in a ratio of earnings to fixed charges of 0.49x.
(5)	Represents an estimate based on the Company's and the Predecessor's established depreciation policies and an analysis of capitalized interest.
(6)	We issued preferred stock in February 2012.
(7)	The shortfall of earnings to combined fixed charges and preferred stock dividends for Campus Crest Communities, Inc. for the period October 19, 2010 through December 31, 2010 was approximately $1.6 million and for Campus Crest Communities Predecessor for the period January 1, 2010 through October 18, 2010 and for the years ended December 31, 2009, 2008 was approximately $20.4 million, $17.4 million and $27.8 million respectively.
(8)	Earnings for the period were less than zero.